Exhibit 99.78

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRES

CANOPY GROWTH ANNOUNCES STRATEGIC INVESTMENT IN TERRASCEND CORP.

SMITHS FALLS, ONTARIO – November 15, 2017 – Canopy Growth Corporation (TSX: WEED) (“Canopy Growth”) is pleased to announce that Canopy Growth and Canopy Rivers Corporation (“Rivers”), along with funds advised by JW Asset Management LLC (“JW Funds” and collectively, with Canopy Growth and Canopy Rivers, the “Investors”) have entered into subscription agreements with TerrAscend Corp. (“TerrAscend”) pursuant to which the Investors will acquire from TerrAscend, on a non-brokered private placement basis, 47,727,273 units (the “Units”) of TerrAscend at a price per Unit of CAD$1.10, for aggregate gross proceeds of CAD$52,500,000 (the “Private Placement”). Each Unit sold in the Private Placement will consist of one common share of TerrAscend (each, a “Common Share”) and one common share purchase warrant of TerrAscend (each, a “Warrant”), with each Warrant entitling the holder to purchase an additional Common Share for a period of 36 months from the closing date of the Private Placement at an exercise price of CAD$1.10.

“Canopy is excited to be partnering with an emerging pharma focused LP in TerrAscend, and to be collaborating further with Jason Wild, an exceptional global healthcare investor and executive,” said Canopy’s Chairman and CEO, Bruce Linton. “Since first meeting Jason over three years ago, I have been continuously impressed with his unparalleled knowledge of the pharmaceutical sector, the ethical approach he takes with his investments, and the commitment he makes to finishing what he starts with his investee companies. Collaborating with Jason as the new Chairman, and building upon what the team at TerrAscend has accomplished to date is an exciting, strategic, and mutually beneficial value proposition for all parties.”

“After evaluating and investing in the emerging cannabis sector for the past several years, I’ve been looking for the right opportunity to take a more active leadership position and make a significant financial commitment with the right company. Partnering with the largest cannabis company in the world, some of the most knowledgeable cannabis investors in this market, and the pharma focused team of operators at TerrAscend positions us to draw insight from our collective experience and compete successfully in the globally emerging cannabis sector,” says Jason Wild, President of JW Asset Management LLC.

JW Asset Management LLC is a prominent New York based pharmaceutical investor with an extensive portfolio of international pharmaceutical assets. In connection with closing of the Private Placement (the “Closing”), TerrAscend will appoint Jason Wild of JW Asset Management LLC to the Board of Directors of TerrAscend as its Chairman. Jason is the President of JW Asset Management LLC and is an accomplished executive with a strong track record accelerating the growth trajectories of emerging companies.

TerrAscend is a publicly traded Licensed Producer under the Access to Cannabis for Medical Purposes Regulations and operates across various core and complementary business units intended to leverage the company’s unique healthcare expertise, state-of-the-art facility, and strategic centralized location. TerrAscend has a strong growth plan in place to utilize its 67,300 square foot production facility and clinical on-boarding program.

This transformative transaction positions Canopy Growth and Rivers to participate as a strategic equity partner, alongside JW Funds, and gain a new participant and production stream into the CraftGrow program. In addition, this investment provides an opportunity for future collaboration with TerrAscend and JW Funds in domestic and international opportunities, increasing Canopy Growth’s leadership position in the sector.

After entering into the Private Placement, the Investors entered into a definitive agreement to complete a block trade pursuant to the private agreement exemption. JW Funds, Canopy Growth and Rivers will acquire, prior to completion of the Private Placement, 5,220,000 Common Shares, 1,740,000 Common Shares and 1,740,000 Common Shares, respectively at a price of CAD$1.00 per Common Share (CAD$8,700,000 in aggregate).

Closing of the Private Placement is subject to the satisfaction of certain closing conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Canadian Securities Exchange, and TerrAscend entering into an agreement with Canopy Growth on mutually acceptable terms to join the CraftGrow program.

For further transaction details, see “Additional Details” below.

The securities to be issued pursuant to the Private Placement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”), or under any state securities laws, and may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) absent registration or an applicable exemption from the registration requirements. This news release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its whollyowned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. For more information visit www.canopygrowth.com.

About TerrAscend Corp.

TerrAscend is a vertically-integrated Canadian cannabis company that strives to create and deliver quality products and services that meet the evolving needs of the cannabis market. TerrAscend provides support to patients through its wholly-owned subsidiaries, Solace Health Inc. (“Solace Health”), a licensed producer of medical cannabis under the Access to Cannabis for Medical Purposes Regulations, Terra Health Network Inc. (“Terra Health”), a clinical support program and education platform led by health care professionals, and Solace Rx Inc. (“SolaceRx”), a drug preparation premises for non-cannabis formulations. Please visit www.TerrAscend.com for more information about TerrAscend.

About JW Asset Management

JW Asset Management, founded in 1997 is a New York based fund manager for five investment partnerships. Jason Wild, a registered pharmacist and Chairman of Arbor Pharmaceuticals, is the firm’s founder and chief investment officer. JW Asset Management has a strong history of finding opportunities within the global healthcare sector, actively investing in both the public and private equity markets.

Additional Details

Prior to the Private Placement, JW Funds owned or controlled 865,168 common shares of TerrAscend representing approximately 2% of the then issued and outstanding common shares of TerrAscend on a non-diluted basis, while Canopy Growth and Canopy Rivers did not own any common shares of TerrAscend.

Prior to the Private Placement, there are 46,500,623 common shares issued and outstanding in the capital of TerrAscend as well as 3,424,675 options and 4,557,686 warrants. Upon Closing, there will be 94,227,896 common shares issued and outstanding as well as 3,424,675 options and 52,284,959 warrants in the capital of TerrAscend. The Investors will collectively own approximately 57,292,441 common shares and 47,727,273 warrants of TerrAscend, representing approximately 61% of TerrAscend’s issued and outstanding common shares on a non-diluted basis and approximately 70% on a fully-diluted basis. Canopy Growth and Rivers will each own 11,285,456 common shares and 9,545,456 warrants, representing approximately 12% of TerrAscend’s issued and outstanding common shares on a non-diluted basis and approximately 14% on a fully-diluted basis.

As part of the Private Placement, the directors and officers of TerrAscend have entered into lock-up agreements restricting their ability to transfer their common shares and other securities convertible, exercisable or exchangeable into common shares of TerrAscend until the date that is 120 days following the closing date of the Private Placement.

The securities issued pursuant to the Private Placement will be subject to a statutory hold period of four months and one day from the closing date.

All securities of TerrAscend currently held by the Investors are held, and all securities of TerrAscend to be held upon Closing will be held, solely for investment purposes. Each of the Investors may take actions in the future in respect of its security holdings in TerrAscend based on the then existing facts and circumstances, which actions could include, without limitation, acquisitions or dispositions of common shares in the capital of TerrAscend, whether in the open market, by privately negotiated agreement or otherwise.

For further information and to obtain a copy of the early warning report to be filed under applicable Canadian provincial securities legislation in connection with the transactions hereunder, please go to TerrAscend’s profile on the System for Electronic Document Analysis and Retrieval website at www.sedar.com.

Notice Regarding Forward Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth, its subsidiaries or TerrAscend to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include the closing conditions in relation to the Private Placement, the future value to be created through this transformative transaction and future partnerships to be entered into between the parties. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with regulatory and stock exchange approvals; closing conditions; and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this press release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Contact:

Tyler Burns

Investor Relations Canopy Growth Corporation

tyler.burns@canopygrowth.com

1-855-558-9333 ex 122

Jordan Sinclair

Director of Communications

jordan@canopygrowth.com

613-769-4196

Director:

Bruce Linton tmx@tweed.com

tmx@canopygrowth.com

For more information regarding TerrAscend:

Peter Azmi

Investor Relations

1-855-TERRA-95 x100

pazmi@terrascend.com

Basem Hanna

President and CEO

1-855 TERRA-95

bhanna@terrascend.com

For more information regarding the

JW Funds: JW Asset Management LLC

489 Fifth Ave, 29th Floor

New York, NY 10017

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